Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to acquire Amunix immuno-oncology pipeline with next generation Conditionally Activated Biologics

*	Adds promising pipeline of T-cell engagers and cytokine therapies with lead candidate AMX-818 expected to enter the clinic in early 2022
*	Provides access to Amunix Pro-XTENTM, XPAT®, and XPACTM technology, complementary to Sanofi’s existing R&D platforms

PARIS – December 21, 2021 – Sanofi announced today that it has entered into an agreement to acquire Amunix Pharmaceuticals, Inc., an immuno-oncology company leveraging its proprietary, clinically validated XTEN® and innovative universal protease-releasable masking technology platform, Pro-XTENTM, to discover and develop transformative T-cell engagers (TCE) and cytokine therapies for patients with cancer. Amunix’s pipeline, which includes lead candidate, AMX-818, a masked HER2-directed TCE, offers a strong strategic fit with Sanofi’s focus on developing potentially transformative cancer therapies in immuno-oncology. Under the terms of the agreement, Sanofi will acquire Amunix for an upfront payment of approximately $1 billion and up to $225 million upon achievement of certain future development milestones. The acquisition supports Sanofi’s efforts to accelerate and expand its contributions to innovative medicines for oncology patients, with approximately 20 molecules currently in development.

“This acquisition demonstrates our ongoing commitment to investing in promising research and discovery platforms,” said John Reed, M.D., Ph.D., Global Head of Research & Development, Sanofi. “The Amunix technology platform utilizes a next generation smart biologics approach to precisely tailor-deliver medicines to become active only in tumor tissues while sparing normal tissues, thus bringing the promise of more effective and safer treatment options for cancer patients. We are excited to rapidly advance Amunix’s promising pipeline and to combine their innovative candidate medicines with complementary molecules in Sanofi’s immuno-oncology portfolio.”

Amunix’s proprietary XTEN® masks and cleavable linkers are a next-generation protein engineering approach that allows biologics to circulate in “stealth” mode, becoming active preferentially in disease specific micro-environments, with the aim to enable safer and more efficacious medicines. The technology can be applied to a wide range of existing and potentially new pipeline assets. The molecular design of Amunix’s molecules endows the inactive stealth molecules with long-lasting properties, converting after activation in disease tissues to short half-life agents so that the active molecule is rapidly cleared from the body. Specifically, in immuno-oncology, Amunix’s technology offers the potential to overcome challenges that have plagued the adoption of T-Cell Engager bi-specific antibodies for solid tumors, including unwanted immune attack of normal healthy cells and systematic widespread immune system activation that leads to side effects such as Cytokine Release Syndrome.

“We are very proud of what the extraordinary and diverse Amunix team has accomplished in the development of our Pro-XTEN technology and rapid expansion of our pipeline,” said Angie You, Ph.D., CEO, Amunix.

“We now look forward to combining forces with Sanofi’s team to leverage its expertise and together serve as a center of excellence in bringing these potentially better and safer drug candidates to patients,” said Volker Schellenberger, Ph.D., Co-Founder, President and Chief Technology Officer, Amunix.

The closing of the transaction is subject to expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. Sanofi expects to complete the acquisition in Q1 of 2022.

Weil, Gotshal & Manges LLP is acting as Sanofi’s legal counsel. Centerview Partners LLC is acting as financial advisor to Amunix and Fenwick & West LLP is acting as its legal counsel.

XTEN, XPAT, XPAC and PRO-XTEN are trademarks in the name of Amunix.

About Amunix

Amunix Pharmaceuticals is an immuno-oncology company focused on designing and developing masked T cell engagers and cytokines to bring the promise of these potent immune-activating biotherapeutics to patients with cancers. The company is leveraging its proprietary XPAT® and XPAC™ platforms to advance a pipeline of novel drugs that are preferentially activated in the tumor microenvironment and designed to overcome toxicity challenges that have hindered other T cell and cytokine therapies. Amunix’s proprietary masking technology has been clinically validated to extend drug half-life with limited immunogenicity. The company’s initial product candidate is AMX-818, an XPAT® T cell engager targeting a variety of HER2-expressing solid tumors, which is currently advancing towards the clinic. Along with several other T cell engager programs, including PSMA-XPAT and EGFR-XPAT, Amunix is also applying its proprietary masking technology to its first masked, protease-activated cytokine program, IL12-XPAC™.

Amunix investors include: ArrowMark Partners, Avidity Partners, Bain Capital Life Sciences, BlackRock, Casdin Capital, CaaS Capital Management, Clough Capital Partners, Delian Capital, Franklin Templeton, Frazier Healthcare Partners, Janus Henderson Investors, Longitude Capital, Lowercase Capital, Omega Funds, Polaris Partners, Redmile Group, Two River, Venrock, Viking Global Investors.

For additional information about the company, please visit Amunix’s website.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Media Relations Contacts

Sally Bain

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Sally.Bain@sanofi.com

Nicolas Obrist

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Nicolas.Obrist@sanofi.com

Amunix Media Relations Contact

media@amunix.com

Sanofi Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Sanofi Investor Relations Contacts North America

Felix Lauscher

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investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

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